Exhibit 21

List of Subsidiaries

Appalachia Environmental Recovery, Inc.	88.26%
EESV Drilling, LLC	100%
Duke Oil & Gas Alaska, LLC	100%
Blaze Energy Corp.	76.7%
EESV Fayetteville, Inc.*	76.7%

*100% owned by Blaze Energy Corp., which is 76.7% owned by registrant.

{A0046240.DOC}